525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax

Ram Padmanabhan rp@kattenlaw.com 312.902.5520 direct 312.577.8733 fax
September 11, 2007

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:     Cleveland BioLabs, Inc.
 Registration Statement on Form SB-2
 Filed June 14, 2007
 File No. 333-143755

We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated August 23, 2007 (the “Comment Letter”), relating to the Company’s Registration Statement on Form SB-2, filed with the Commission on June 14, 2007, and Amendment No. 1 thereto, filed with the Commission on August 10, 2007. For the convenience of the Staff, the responses set forth below follow the text of the paragraphs of the Comment Letter to which they relate. Pursuant to discussions with the Staff, the Company will wait to file Amendment No. 2 to its Registration Statement until it receives the Commission’s comments to this letter.

General

1.
We have reviewed your responses to our prior comments. Given the nature and size of this offering, the offering appears to be a primary offering. Therefore, unless you revise the nature and/or size of this offering, you will need to do the following:

•
file a registration statement for the “resale” offering at the time of each conversion of preferred stock or exercise of warrants because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(l)(x);

•	register the transaction on the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S 1)

•	identify the selling shareholders as underwrites in the registration statement; and

•	include the price at which the underwriters will sell the securities.

Response: We believe that the transaction is appropriately characterized as a transaction eligible to be made under Rule 415. In accordance with conversations with the Staff subsequent to the issuance of its comment letter, we would like to take this opportunity to explicitly address why we believe the transaction is appropriately characterized as a secondary offering.

Rule 415(a)(1)(i)  provides in relevant part that:

(a)	Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary . . . "

Item D.29 of the SEC's 1997 Manual of Publicly Available Telephone Interpretations sets forth six factors that an issuer should analyze to determine whether an offering is a secondary offering within the meaning of Rule 415.  These factors are: how long the selling stockholders have held the shares; the circumstances under which they received them; their relationship to the issuer; the amount of shares involved; whether the sellers are in the business of underwriting securities; and, whether under all the circumstances, it appears that the seller is acting as a conduit for the issuer. An analysis of how this offering should be viewed under each of these factors is set forth below.

1.	How long have the selling stockholders held the shares?

The shares sought to be registered in this registration statement (the “Offered Shares”) are issuable to the selling stockholders pursuant to securities that have been held for almost six months, and these securities were issued in a private placement that has been completed and is not continuing or ongoing. Moreover, the maturity of the Series B Preferred (September 16, 2009) and expiration of the Warrants (March 16, 2012) create no immediate pressure on the holders to convert the Series B Preferred or to exercise the Warrants and therefore subsequently to sell the Offered Shares. In addition, the exercise prices of the Warrants were set at or above the market price on the closing date making them more difficult to sell in the short term. Finally, the selling stockholders acquired the securities with no assurance that the Offered Shares could be sold in a liquid market. The Company's trading volume has been relatively modest, averaging just over 50,000 shares over the past three months.  As a result, the sale into the public market of a significant portion of the Offered Shares would dramatically reduce the price received, which could have the effect of causing the selling stockholders to hold the securities underlying the Offered Shares for a longer period of time.

2.	What are the circumstances under which the selling stockholders received the shares?

As alluded to above, the securities underlying the Offered Shares were acquired in a private placement completed on March 16, 2007.  The full purchase price for the securities has been paid, and the selling stockholders have been at market risk for their entire investment since that date.  The Company will not receive any proceeds from the sale of any of the Offered Shares by the selling stockholders (although the Company will receive the exercise price of the Warrants if exercised for cash).

In addition, the transaction documents contain provisions that are relevant to the selling stockholders’ intent to resell the Offered Shares. Each selling stockholder represented and warranted in the Securities Purchase Agreement that it was acquiring the securities and the Offered Shares for its own account and not with a view towards, or for resale in connection with, a public sale or distribution. Each selling stockholder further represented that it had no agreement or understanding, directly or indirectly, with any person to resell or distribute the securities. Finally, each of the Warrants, as well as the Certificate of Designations governing the terms of the Series B Preferred, restricts the holders of these securities from exercising for, or converting into, the Offered Shares if the exercise or conversion would result in the holder (together with its affiliates) owning more than 9.99% of the then-outstanding number of shares of the Company’s common stock.

3.	What is the relationship of the selling stockholders to the issuer?

There are a total of 88 selling stockholders.  With respect to 68 of these selling stockholders holding approximately 5,139,483 or 71% of the Offered Shares, the Company has had no direct relationship or arrangements with them other than in connection with this transaction. Five selling stockholders holding approximately 440,058 or 6% of the Offered Shares participated in the Company’s Series A Preferred financing transaction in March 2005 and held less than 1% of the Company’s outstanding common stock on the closing date of the transaction. The remaining 15 selling stockholders consist of Sunrise Equity Partners, LP (“SEP”), Sunrise Securities Corp. (“SSC”) and certain individuals employed by, or affiliated with, SEP and SSC (collectively with SEP and SSC, “Sunrise”).  As set forth in the prospectus, the Company has on two previous occasions engaged in transactions with Sunrise.  In March 2005, SSC served as placement agent in the sale of $6 million worth of the Company’s Series A Preferred shares, in which SEP and other Sunrise personnel participated. And, in July 2006, SSC served as one of the lead underwriters in the Company's initial public offering. The terms of each of these transactions were fully negotiated at arm's length, and there is no relationship or commonality between Sunrise and the control persons of the Company. Neither of these transactions confer on Sunrise any special rights relating to control or direction of management of the Company. Consequently, despite its holdings of the Company’s shares, Sunrise does not possess the ability to indirectly or directly control the actions of the Company either by contract, management or voting rights and should not be deemed an affiliate of the Company. It bears noting that SEP has continued to hold the shares it has acquired in previous transactions, which would belie the notion that it is acting as a conduit for the Company.

4.	What is the amount of shares involved?

The size of the registration is admittedly large and at first glance, this factor may seem to weigh against the proposed registration. To address the Commission’s concern, if the Commission so desires, the Company is prepared to reduce the size of the offering from 9,375,095 shares to 7,211,612 shares, which represents 100% of the number of shares issuable upon conversion of the Series B Preferred and exercise of the Warrants. Nevertheless, the wide and relatively thin dispersion of shares should offset concerns about the overall size.  The 7,211,612 shares are spread across 88 selling stockholders, only one of whom, SEP, is seeking to register more than 10% of the total registered amount, and none of the selling stockholders are seeking to register more than 10% of the 11,899,099 shares outstanding prior to the transaction.

Moreover, of the 4,821,612 shares outstanding prior to the transaction that were held by persons other than selling stockholders, affiliates of the Company and affiliates of selling stockholders, only four of the 88 selling stockholders are seeking to register more than 10% of that amount. Of those four, the Company only had a prior relationship with SEP. As set forth above, SEP does not have the power to directly or indirectly control the actions of the Company.

5.	Are the selling stockholders in the business of selling securities?

To the knowledge of the Company, other than the three placement agents who received shares and/or warrants as part of their compensation, none of the selling stockholders is in the business of selling securities, although some may hold affiliations with other entities that are in engaged in such business. Nevertheless, as set forth above, each of the selling stockholders has represented that it has no agreement or understanding to resell or distribute the securities.

6.	Considering all circumstances, does it appear that the selling stockholders are acting as a conduit for the issuer?

The Company believes that none of the conditions on which the Staff is basing its policy to limit abusive, “conduit” shelf offerings pursuant to Rule 415 is present in this offering. In the present situation, the conversion and exercise prices of the Series B Preferred and the Warrants are fixed, so there is limited dilution risk to the Company’s other stockholders in connection with the selling stockholders’ conversions and exercises. Multiple, unrelated investors participated in the private placement and the terms of the transaction were based on arms’ length negotiation between the parties. There is currently not a significant trading market for the Company’s common stock, which would make it difficult for the selling stockholders to act as conduits even if they wanted to do so. Consequently, the Company believes that the circumstances demonstrate that the selling stockholders are not acting as conduit for the issuer.

Should the Commission disagree with the foregoing conclusion, the Company would welcome and appreciate guidance regarding suggested modifications to the nature or size of the offering in order to proceed as a secondary offering under Rule 415.

Dollar Value of Underlying Securities

2.
We note your response to comment 1. Please revise the disclosure on pages 4 and 78 to state that the common shares issuable on conversion of the Series B Preferred and exercise of the warrants had a market value of $46,660,112 on March 16, 2007, rather than stating that the Series B Preferred had a market value of $46,660,112.

Response: In response to this Comment, the Company will revise page 4 of Amendment No. 2 under the heading “Private Placement” and page 84 of Amendment No. 2 under the heading “Description of Our Series B Convertible Preferred Stock” to state that the common stock issuable upon conversion of the Series B Preferred and exercise of the Warrants had a market value of $73,486,326 on March 16, 2007.

Prior Transactions Between the Issuer and the Selling Shareholders

3.
We note your response to comment 6. Please revise your table to identify each selling shareholder who purchased shares of Series A Preferred Stock in the March 16, 2005 private placement and disclose the shares issued or issuable to each of these investors separately.

Response: In response to this Comment, the Company will revise the table in Amendment No. 2.

Comparison of Registered Shares to Outstanding Shares

4.	We note your response to comment 7. Please revise your table to include a separate line for each selling shareholder rather than presenting the information in the aggregate.

Response: In response to this Comment, the Company will revise the table in Amendment No. 2.

The issuer’s intention and ability to make all payments and the presence or absence of short selling by the selling shareholders

5.	Please revise your registration statement to include the information provided in your response to comment 8.

Response: In response to this Comment, the Company will revise Amendment No. 2 to include this information.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,

/s/ Ram Padmanabhan

Ram Padmanabhan

cc: Michael Fonstein